

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Stephen Nolan
Chief Financial Officer and Treasurer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

      **Re: Albany International Corp.**
           **Form 10-K for the Fiscal Year Ended December 31, 2021**
           **Filed February 25, 2022**
           **File No. 001-10026**

Dear Stephen Nolan:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 36

1.     We note that you reconcile EBITDA and Adjusted EBITDA to operating income (loss) for each segment and on a consolidated basis. Please revise your presentation in future annual and quarterly filings to reconcile these non-GAAP measures to net income (loss), the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Measures. This comment also applies to your earnings releases furnished on Form 8-K.

2.     We note that your Adjusted EBITDA non-GAAP measure includes an adjustment for foreign currency revaluation (gains)/losses. Please tell us how you considered Question 100.01 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Measures given that such gains and losses appear to reflect normal business activities of an entity

with foreign subsidiaries/operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing